

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2023

Mark Iwicki
Chief Executive Officer
Kala Pharmaceuticals, Inc.
1167 Massachusetts Avenue
Arlington, MA 02476

      Re: Kala Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed March 3, 2023
          File No. 333-270266

Dear Mark Iwicki:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Scott Lunin, Esq.